BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 20, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	H.Roger Schwall, Asst. Director
Anuja A. Majmudar, Attorney-Advisor
Timothy S. Levenberg, Special Counsel

	Re:	Zonzia Media, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 12, 2016
File No. 333-209492

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s February 29, 2016 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Explanation

There have been mo material changes in the Registrant’s business since the filing of the Form S-1 on February 12, 2016. We have updated the financial statements to include the Registrant’s yearend audited financial statements together with the revised MD&A section. Although changed to reflect current financials neither the financial statements nor the MD&A sections have been marked to show changes because they are new and not just revised from prior disclosure.

General

1.	In accordance with your comment we have revised the language in bold on page 1 of Exhibit 10-15. Also, please be advised that the Company does have the ability to repay the Kodak Promissory Note without recourse to the funds received under the equity purchase agreement and the Company has provided representations to that effect in the attached letter from the Registrant’s President.

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April 20, 2016

Re: Zonzia Media, Inc. (“Registrant”)

Prospectus Summary, page 1

The Offering, page 4

2.	In accordance with your comment we have revised the date that the $120,000 promissory note is “due and payable” to June 30, 2016.

Selling Stockholders, page 55

3.	In response to your comment we have revised the definition of “selling stockholders” to carve-out Kodiak.

Financial Statements

4.	All of the financial statements have been updated pursuant to Rule 8-08 of Regulation S-X.

Exhibit Index

5.	In accordance with your comment we have removed the word “form” before the descriptions of Exhibit’s 10.13, 10.14 and 10.15.

Exhibit 10.13

6.	In regard to your comment, please be advised that the Exhibit 3.1 referred to is correct and the amount of authorized shares of the Registrant set forth in Section 4.3 of the Equity Purchase Agreement is a typo. Kodiak is aware of this typo but believes that the actual filed Certificate of Incorporation controls and thus does not require an amendment.

Exhibit 10.15

7.	In accordance with your comment we have revised the signature section of this Exhibit.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing and, in addition, the ability of the Registrant to repay the Kodiak $120,000 promissory note without recourse to the funds to be received under the equity purchase agreement and that the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

April 20, 2016

Re: Zonzia Media, Inc. (“Registrant”)

We believe that we have responded to all of your comments fairly and reasonably. Therefore, since we have been before the Commission several times before within the last few months for the review of the Registrant’s registration statements, and since, other than the updated financials, there has been no material changes in the disclosure previously reviewed, we respectively request that the Commission grant expedited review of this filing.

Thank you in advance for your consideration of our request. Please contact the undersigned as soon as possible should you have any further questions or comments.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. J. F. Adair, CEO

April 20, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	H.Roger Schwall, Asst. Director
Anuja A. Majmudar, Attorney-Advisor
Timothy S. Levenberg, Special Counsel

	Re:	Zonzia Media, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 12, 2016
File No. 333-209492

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, in answer to your Comment Letter dated February 29, 2016-Comment 1, I hereby represent that in regard to the $120,000 Kodiak Promissory Note due June 30, 2016 (the “Note”), (i) the Registrant has the ability to repay the Note without recourse to the funds received or to be received under the Company’s Equity Purchase Agreement with Kodiak and (ii) the amount of indebtedness may not be reduced or relieved by the issuance of shares under the Company’s equity line with Kodiak.

Very truly yours,

By: /s/ Johnathan F. Adair

Johnathan F. Adair CEO